CARING BRANDS, INC.

1061 E. Indiantown Rd

Suite 110, Jupiter, FL 33477

Tel: (561) 896-7616

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Re:	Caring Brands, Inc.

Application for Withdrawal of Registration Statement on Form S-1

File No. 333-285964

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities and Exchange Act of 1933, as amended (the “Act”), Caring Brands, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-285964), together with all amendments and exhibits thereto, initially filed with the Commission on March 20, 2025 (the “Registration Statement”).

The Company submits this request for withdrawal because the Company has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registration Statement was declared effective by the Commission on April 9, 2025. The Company hereby confirms that no securities were sold or will be sold under the Registration Statement. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please send copies of the written order granting the withdrawal of the Registration Statement to Dr. Glynn Wilson, Chief Executive Officer of the Company, by email at drwilson@caringbrands.com with a copy to the Company’s counsel, Arthur Marcus, Esq. of Sichenzia Ross Ference Carmel LLP, by email at amarcus@SRFC.LAW. If you have any questions with respect to this matter, please contact Arthur Marcus, Esq. at (516) 459-8161.

Very truly yours,

Caring Brands, Inc.

By:	/s/ Dr. Glynn Wilson
Dr. Glynn Wilson
Chief Executive Officer